                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 ____________

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)
   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
       1934

   For the fiscal year September 30, 2000

                                      OR

   [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934

   For the transition period from ____ to ____.

                         Commission file number 1-7598

                         VARIAN MEDICAL SYSTEMS, INC.
                                RETIREMENT PLAN
                           (Full title of the plan)

                         Varian Medical Systems, Inc.
         (Name of issuer of the securities held pursuant to the plan)

                                3100 Hansen Way
                       Palo Alto, California 94304-1129
                   (Address of principal executive  offices)

                          VARIAN MEDICAL SYSTEMS INC.
                                RETIREMENT PLAN

                                     INDEX

Varian Medical Systems, Inc. Retirement Plan - Pension Element:.................................................    1

   Report of Independent Accountants............................................................................    2

   Financial Statements.........................................................................................    3

      Statements of Net Assets Available for Benefits...........................................................    3

      Statements of Changes in Net Assets Available for Benefits................................................    4

      Notes to Financial Statements.............................................................................    5

Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element:..........................................   12

   Report of Independent Accountants............................................................................   13

   Financial Statements.........................................................................................   14

      Statements of Net Assets Available for Benefits...........................................................   14

      Statements of Changes in Net Assets Available for Benefits................................................   15

      Notes to Financial Statements.............................................................................   16

Supplemental Schedule Furnished Pursuant to Requirements of the Employee Retirement Income
Security Act of 1974:...........................................................................................   23

      Schedule H, Item 4i: Schedule of Assets Held for Investment Purposes as of September 30,
2000............................................................................................................   23

Varian Medical Systems, Inc.
Retirement Plan -
Pension Element
Financial Statements
September 30, 2000 and 1999

                       Report of Independent Accountants


To the Participants and Retirement Committee of Varian Medical Systems, Inc. Retirement Plan - Pension Element:


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Varian Medical Systems, Inc. Retirement Plan - Pension Element (the "Pension Element") at September 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Pension Element's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California
April 13, 2001

Varian Medical Systems, Inc. Retirement Plan - Pension Element
Statements of Net Assets Available For Benefits
--------------------------------------------------------------------------------
                                                           September 30,
                                                        2000           1999
                                                           (in thousands)

Interest in the Varian Associates, Inc. Retirement
    and Profit Sharing Program Trust (Note 5)         $  300,345     $  280,264
                                                      -----------   ------------

Net assets available for benefits                     $  300,345     $  280,264
                                                      ===========    ===========


  The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan - Pension Element
Statements of Changes In Net Assets Available For Benefits
--------------------------------------------------------------------------------

                                                            For the Year Ended
                                                              September 30,
                                                           2000          1999
                                                              (in thousands)

Interest in Varian Associates, Inc. Retirement and
    Profit Sharing Program Trust investment income       $   54,151   $  62,120
                                                         -----------  ----------

Contributions:
    Participant                                                 318         492
    Employer                                                  4,760       6,875
                                                         -----------  ----------
         Total contributions                                  5,078       7,367
                                                         -----------  ----------

         Total additions                                     59,229      69,487
                                                         -----------  ----------

Deductions from net assets attributed to:
    Benefits paid to participants                            36,679      52,164
    Administrative expenses                                      27          23
                                                         -----------  ----------
         Total deductions                                    36,706      52,187
                                                         -----------  ----------

Increase in net assets prior to transfers to other plans     22,523      17,300

Transfers to other plans  (Note 1)                           (2,442)    (72,228)
                                                         -----------  ----------

Increase (decrease) in net assets                            20,081     (54,928)

Net assets available for benefits:
    Beginning of year                                       280,264     335,192
                                                         -----------  ----------

    End of year                                          $  300,345   $ 280,264
                                                         ===========  ==========


  The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan - Pension Element
Notes to Financial Statements
--------------------------------------------------------------------------------

1.  Description of the Program

    The following brief description of the Varian Medical Systems, Inc. Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

    In November 1998, the Board of Directors of Varian Associates, Inc. approved a plan to reorganize into three publicly traded independent companies by spinning off two of its businesses to stockholders in a tax free distribution. On April 2, 1999, the distribution was consummated by spinning off the instruments business, which renamed itself Varian, Inc., and the semiconductor equipment business, which renamed itself Varian Semiconductor Equipment Associates, Inc. Varian Associates, Inc. renamed itself Varian Medical Systems, Inc. (the "Company"). The Plan remained with the Company. The employees of the other two companies had the following options with respect to their Plan balances: (i) transfer their entire Plan balance, including any loans, to the new company retirement plan; (ii) choose a distribution of their entire Plan balance and directly rollover the amount to an IRA or another employer's tax-qualified plan; (iii) choose a distribution of their entire Plan balance, or (iv) leave their account balance in the Plan. Transfers out of the Plan have been shown on the statement of changes in net assets available for benefits as transfers to other plans.

    The Plan was established to provide benefits to those employees of the Company who elect to participate. The Plan consists of two distinct defined contribution plan elements, the Varian Medical Systems, Inc. Retirement
    Plan -Pension Element (the "Pension Element") and the Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element (the "Profit Sharing Element"). The contributions to the Pension Element Plan come from participant after-tax contributions, Company matching contributions and matching Employee Incentive Plan ("EIP") contributions. The contributions to the Profit Sharing Element come from participant before-tax contributions, EIP bonus allocations, retirement profit-sharing contributions and rollover contributions. Employees of the Company may elect to have their EIP bonus allocation paid out in cash or deposited directly to their Plan accounts in 10% increments, subject to statutory annual limitations. Employees are eligible to join the Plan immediately after they are hired by the Company.

    Participants in the Plan may make a minimum contribution of 0% of their base pay (as defined) up to a maximum of 15% of their base pay, subject to statutory annual limitations. All participant contributions may be made on either a before-tax or after-tax basis and are subject to statutory annual limitations and Plan rules. Effective October 2, 1999, new Plan participants must complete one year of service before making any after-tax contributions to the Plan.

    Upon completion of one year of service with the Company, participants are entitled to receive Company contributions. The Company's matching contribution is 100% of participants' before or after tax deposits, up to a maximum of 6% of participants' eligible base pay. Contributions for Company EIP matching contributions are 6% of participants' EIP allocations. The Company may make a discretionary retirement profit-sharing contribution to the Profit Sharing Element for participants who have completed one year of service and were employed on the last day of the fiscal year or died during the fiscal year. Participants' portions of the Company's retirement profit-sharing contributions are based on the percentages of their eligible base salary to the total eligible base pay for all participants during the Profit Sharing Element year. No discretionary Company retirement profit-sharing contributions were made in fiscal year 2000 and 1999.

Varian Medical Systems, Inc. Retirement Plan - Pension Element
Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------


    Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Participants are always fully vested in their contributions and Company contributions.

    Contributions made to the Plan are allocated among eight investment funds offered by the Plan in 1% increments upon the participant's direction. Participants may transfer account balances and the investment of their future contributions among these funds.

    Loans
    Loans are available to participants who are either active employees or on a leave of absence. Participants are eligible to request a loan from the Plan ranging from $1,000 to the lesser of 50% of the participant's Plan assets or $50,000. Loan balances are also subject to certain other limitations as provided by the Plan.

    Participants are scheduled to repay loans in a series of bi-weekly payments consisting of loan principal and interest over a maximum of five years. Outstanding loans bear an interest at a fixed rate of prime plus 1% at the date requested. Upon employment termination, the entire loan balance becomes immediately due and payable. The interest rates on loans outstanding at September 30, 2000 and September 30, 1999 range from 8.75% to 10.5% and 5.0% to 10.0%, respectively.

    Payment of benefits
    Upon termination of service on account of death, disability or retirement, a participant or beneficiary may elect to receive either a lump sum amount equal to the value of their account or annual installments over a period of years.

    Withdrawals are subject to restrictions as to amount, frequency, and intended use of the proceeds. The normal form of payment is cash.

    Hardship distributions
    Participants are allowed to withdraw funds from the Profit Sharing Element in case of hardship. Withdrawals may be made no more than once a month and must be at least $500 (or such lesser amount as is available for withdrawal).

    Administration
    The Plan is administered by Fidelity Institutional Retirement Services Company. The Pension Element's investments, as well as the investments of the Profit Sharing Element, are maintained in the Varian Associates, Inc. Retirement and Profit Sharing Program Trust ("Master Trust"), a trust established pursuant to a trust agreement between the Company and Fidelity Management Trust Company ("Fidelity").

    Program expenses
    Certain general and administrative expenses for the Plan are paid by the trustee out of the Master Trust pursuant to the terms of the trust agreement.

Varian Medical Systems, Inc. Retirement Plan - Pension Element
Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------

    Plan termination
    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


2.  Summary of Significant Accounting Policies

    Basis of accounting
    The financial statements of the Pension Element are prepared utilizing the accrual basis of accounting.

    Investments
    Investments of the Master Trust in the Retirement Money Market Portfolio and Mutual Funds are valued at fair value as determined by quoted market prices. Investments of the Master Trust in the Interest Income Fund are stated at net asset value, as determined by the investment manager, based on the fair value of the underlying securities. The carrying amounts of the investments approximate fair value. Purchases and sales of securities held in the Master Trust are recorded on a trade-date basis. Participant loans are valued at cost which approximate fair value. The Master Trust presents in its investment income the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

    Use of estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator and trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements. Such estimates include those regarding fair value. Actual results may differ from those estimates.

    Payment of benefits
    Benefits are recorded when paid.


3.  Income Taxes

    The Plan obtained its current determination letter in August 1996, in which the Internal Revenue Service stated that the Plan design is in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been subsequently amended; however, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and that the trust, which forms a part of the Plan, is exempt from tax. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Varian Medical Systems, Inc. Retirement Plan - Pension Element
Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------

4.  Reconciliation of Financial Statements to Form 5500

    The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                          September 30,
                                                                      2000           1999
    Net assets available for benefits per the financial statements   $ 300,345      $ 280,264
    Amounts allocated to withdrawing participants                         (323)             -
                                                                     ----------     ----------
    Net assets available for benefits per the Form 5500              $ 300,022      $ 280,264
                                                                     ==========     ==========

    The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                     Year Ended September 30,
                                                                      2000           1999
    Benefits paid to participants per the financial statements       $  36,679      $  52,164
    Add:  Amounts allocated to withdrawing participants                    323              -
                                                                     ----------     ----------
    Benefits paid to participants per the Form 5500                  $  37,002      $  52,164
                                                                     ==========     ==========

    Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30 but not yet paid as of that date.

Varian Medical Systems, Inc. Retirement Plan-Pension Element
Notes to Financial Statement (Continued)
--------------------------------------------------------------------------------

5. Investment in the Varian Associates, Inc. Retirement and Profit Sharing Program Trust

       The Pension Element's investments are in the Master Trust which was established for the investment of assets of the Pension Element and the Profit Sharing Element. Each participating element has a specific interest in the Master Trust. Investment income and administrative expenses relating to the Master Trust are allocated to the individual elements based upon participant balances.

       A summary of the net assets of the Master Trust and significant Master Trust investments at September 30, 2000 and 1999 is as follows:

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                          SEPTEMBER 30, 2000 AND 1999
                                (in thousands)

                                  --------------------------------------------------------------------
                                               2000                                1999
                                  --------------------------------------------------------------------

                                  Pension Profit Sharing            Pension   Profit Sharing
                                  Element     Element      Total    Element       Element     Total
-----------------------------------------------------------------------------------------------------

Assets
Master Trust investments:
  Mutual funds                  $ 274,336   $ 328,178   $ 602,514 $ 262,695     $ 302,055  $ 564,750
  Money market funds               25,220      26,085      51,305    17,433        17,474     34,907
  Participant loans                   184       2,715       2,899        21         1,099      1,120
                                ---------   ---------   --------- ---------     ---------  ---------
Total Master Trust investments    299,740     356,978     656,718   280,149       320,628    600,777
                                ---------   ---------   --------- ---------     ---------  ---------
Receivables:
   Company contributions              628           -         628       121             -        121
   Participant contributions            9         626         635        15           213        228
                                ---------   ---------   --------- ---------     ---------  ---------
Total receivables                     637         626       1,263       136           213        349
                                ---------   ---------   --------- ---------     ---------  ---------
Total assets                      300,377     357,604     657,981   280,285       320,841    601,126
                                ---------   ---------   --------- ---------     ---------  ---------

Liabilities
   Accrued expenses                   (32)        (38)        (70)      (21)          (24)       (45)
                                ---------   ---------   --------- ---------     ---------  ---------
Total liabilities                     (32)        (38)        (70)      (21)          (24)       (45)
                                ---------   ---------   --------- ---------     ---------  ---------

Net assets available for
benefits                        $ 300,345   $ 357,566   $ 657,911 $ 280,264     $ 320,817  $ 601,081
                                ---------   ---------   --------- ---------     ---------  ---------
Element's participating
interest                           46%         54%         100%      47%           53%       100%
-----------------------------------------------------------------------------------------------------

Varian Medical Systems, Inc. Retirement Plan-Pension Element
Notes to Financial Statement (Continued)
--------------------------------------------------------------------------------


     Investment income for the Master Trust is as follows (in thousands):

--------------------------------------------------------------------------------------------------------------
                                For the Year Ended September 30, 2000    For the Year Ended September 30, 1999
                                ------------------------------------------------------------------------------

                                    Pension  Profit Sharing              Pension   Profit Sharing
                                    Element     Element     Total        Element     Element      Total
--------------------------------------------------------------------------------------------------------------

Net appreciation in fair value of
  investments (mutual funds)      $ 40,328    $ 52,375   $  92,703       $ 47,943  $  66,935   $ 114,878

Interest                            13,823      18,068      31,891         14,177     18,437      32,614
                                  --------    --------   ---------       --------  ---------   ---------

   Total                          $ 54,151    $ 70,443   $ 124,594       $ 62,120  $  85,372   $ 147,492
                                  ========    ========   =========       ========  =========   =========

--------------------------------------------------------------------------------------------------------------

Master Trust investments in excess of 5% of net assets were as follows (in thousands):

                                                    September 30,
                                                  2000         1999

Fidelity Growth Company Fund                  $  220,568   $  127,041
Fidelity Growth and Income Portfolio             110,522      130,267
Fidelity Balanced Fund                            44,051       48,137
Fidelity Retirement Money Market Portfolio        51,305       34,907
Spartan U.S. Equity Index Portfolio              111,705      125,098
Interest Income Fund                             107,350      128,759

Varian Medical Systems, Inc. Retirement Plan - Pension Element
Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------

6.     Related Party Transactions

       Certain Master Trust investments are shares of mutual funds managed by an affiliate of Fidelity, and therefore these transactions qualify as party-in-interest. Any purchases and sales of these funds are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA. Administrative fees paid by the Plan to Fidelity for the years ended September 30, 2000 and 1999 were $16,000 and $22,000, respectively.


7.     Subsequent Event

       On October 2, 2000, the Plan was amended to allow participants to invest in common stock of the Company as an investment option.

Varian Medical Systems, Inc.
Retirement Plan -
Profit Sharing Element
Financial Statements
September 30, 2000 and 1999

                       Report of Independent Accountants


To the Participants and Retirement Committee of Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element:


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element (the "Profit Sharing Element") at September 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Profit Sharing Element's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

San Jose, California
April 13, 2001

Varian Medical Systems, Inc. Retirement Plan -
Profit Sharing Element
Statements of Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                              September 30,
                                                        2000                1999
                                                             (in thousands)
Interest in the Varian Associates, Inc. Retirement and
  Profit Sharing Program Trust (Note 5)                 $  357,566      320,817
                                                       ------------   ----------

Net assets available for  benefits                      $  357,566      320,817
                                                       ============   ==========


  The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan -
Profit Sharing Element
Statements of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                            For the Year Ended
                                                               September 30,
                                                          2000              1999
                                                              (in thousands)

Interest in Varian Associates, Inc. Retirement and
  Profit Sharing Program Trust investment income          $   70,443   $ 85,372
                                                          -----------  ---------

Contributions:
  Participant                                                  7,488     11,496
  Employer                                                       889        848
                                                          -----------  ---------
     Total contributions                                       8,377     12,344
                                                          -----------  ---------

     Total additions                                          78,820     97,716
                                                          -----------  ---------

Deductions from net assets attributed to:
  Benefits paid to participants                               37,773     62,786
  Administrative expenses                                        171        235
                                                          -----------  ---------
     Total deductions                                         37,944     63,021
                                                          -----------  ---------

Increase in net assets prior to transfers to other plans      40,876     34,695

Transfer to other plans (Note 1)                              (4,127)  (118,078)
                                                          -----------  ---------

Increase (decrease) in net assets                             36,749    (83,383)

Net assets available for benefits:
  Beginning of year                                          320,817    404,200
                                                          -----------  ---------

  End of year                                             $  357,566   $320,817
                                                          ===========  =========

Varian Medical Systems, Inc. Retirement Plan -
Profit Sharing Element
Notes to Financial Statements
--------------------------------------------------------------------------------

1.     Description of the Program

       The following brief description of the Varian Medical Systems, Inc. Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

       In November 1998, the Board of Directors of Varian Associates, Inc. approved a plan to reorganize into three publicly traded independent companies by spinning off two of its businesses to stockholders in a tax free distribution. On April 2, 1999, the distribution was consummated by spinning off the instruments business, which renamed itself Varian, Inc., and the semiconductor equipment business, which renamed itself Varian Semiconductor Equipment Associates, Inc. Varian Associates, Inc. renamed itself Varian Medical Systems, Inc. (the "Company"). The Plan remained with the Company. The employees of the other two companies had the following options with respect to their Plan balances: (i) transfer their entire Plan balance, including any loans, to the new company retirement plan; (ii) choose a distribution of their entire Plan balance and directly rollover the amount to an IRA or another employer's tax-qualified plan; (iii) choose a distribution of their entire Plan balance, or (iv) leave their account balance in the Plan. Transfers out of the Plan have been shown on the statements of changes in net assets available for benefits as transfers to other plans.

       The Plan was established to provide benefits to those employees of the Company who elect to participate. The Plan consists of two distinct defined contribution plan elements, the Varian Medical Systems, Inc. Retirement Plan - Pension Element (the "Pension Element") and the Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element (the "Profit Sharing Element"). The contributions to the Pension Element come from participant after-tax contributions, Company matching contributions and matching Employee Incentive Plan ("EIP") contributions. The contributions to the Profit Sharing Element come from participant before-tax contributions, EIP bonus allocations, retirement profit-sharing contributions and rollover contributions. Employees of the Company may elect to have their EIP bonus allocation paid out in cash or deposited directly to their Plan accounts in 10% increments, subject to statutory annual limitations. Employees are eligible to join the Plan immediately after they are hired by the Company.

       Participants in the Plan may make a minimum contribution of 0% of their base pay (as defined) up to a maximum of 15% of their base pay, subject to statutory annual limitations. All participant contributions may be made on either a before-tax or after-tax basis and are subject to statutory annual limitations and Plan rules. Effective October 2, 1999, new Plan participants must complete one year of service before making any after-tax contributions to the Plan.

       Upon completion of one year of service with the Company, participants are entitled to receive Company contributions. The Company's matching contribution is 100% of participants' before or after-tax deposits, up to a maximum of 6% of participants' eligible base pay. The Company may make a discretionary retirement profit-sharing contribution to the Profit Sharing Element for participants who have completed one year of service and were employed on the last day of the fiscal year or died during the fiscal year. Participants' portions of the Company's retirement profit sharing contribution are based on the percentages of their eligible base salary to the total eligible base pay for all employees during the Profit Sharing Element year. No discretionary Company retirement profit-sharing contributions were made in fiscal year 2000 and 1999.

Varian Medical Systems, Inc. Retirement Plan -
Profit Sharing Element
Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------

       Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       Participants are always fully vested in their contributions and Company contributions.

       Contributions made to the Plan are allocated among eight investment funds offered by the Plan in 1% increments upon the participant's direction. Participants may transfer account balances and the investment of their future contributions among these funds.

       Loans
       Loans are available to participants who are either active employees or on a leave of absence. Participants are eligible to request a loan from the Plan ranging from $1,000 to the lesser of 50% of the participant's Plan assets or $50,000. Loan balances are also subject to certain other limitations as provided by the Plan.

       Participants are scheduled to repay loans in a series of bi-weekly payments consisting of loan principal and interest. Outstanding loans bear an interest at a fixed rate of prime plus 1% at the date requested. Upon employment termination, the entire loan balance becomes immediately due and payable. The interest rates on loans outstanding at September 30, 2000 and September 30, 1999 ranges from 8.75% to 10.5% and 5.0% to 10.0%, respectively.

       Payment of benefits
       Upon termination of service on account of death, disability or retirement, a participant or beneficiary may elect to receive either a lump sum amount equal to the value of their account or annual installments over a period of years.

       Withdrawals are subject to restrictions as to amount, frequency, and intended use of the proceeds. The normal form of payment is cash.

       Hardship distributions
       Participants are allowed to withdraw funds from the Profit Sharing Element in case of hardship. Withdrawals may be made no more than once a month and must be at least $500 (or such lesser amount as is available for withdrawal).

       Administration
       The Plan is administered by Fidelity Institutional Retirement Services Company. The Profit Sharing Element's investments, as well as the investments of the Pension Element, are maintained in the Varian Associates, Inc. Retirement and Profit Sharing Program Trust ("Master Trust"), a trust established pursuant to a trust agreement between the Company and Fidelity Management Trust Company ("Fidelity").

       Program expenses
       Certain general and administrative expenses for the Plan are paid for by the trustee out of the Master Trust pursuant to the terms of the trust agreement.

Varian Medical Systems, Inc. Retirement Plan -
Profit Sharing Element
Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------

       Plan termination
       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


2.     Summary of Significant Accounting Policies

       Basis of accounting
       The financial statements of the Profit Sharing Element are prepared utilizing the accrual basis of accounting.

       Investments
       Investments of the Master Trust in the Retirement Money Market Fund and Mutual Funds are valued at fair value as determined by quoted market prices. Investments of the Master Trust in the Interest Income Fund are stated at net asset value, as determined by the investment manager, based on the fair value of the underlying securities. The carrying amounts of the investments approximate fair value. Purchases and sales of securities held in the Master Trust are recorded on a trade-date basis. Participant loans are valued at cost which approximates fair value. The Master Trust presents in its investment income the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

       Use of estimates
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator and trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements. Such estimates include those regarding fair value. Actual results may differ from those estimates.

       Payment of benefits
       Benefits are recorded when paid.


3.     Income Taxes

       The Plan obtained its current determination letter in August 1996, in which the Internal Revenue Service stated that the Plan design is in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been subsequently amended; however, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and that the trust, which forms a part of the Plan, is exempt from tax. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Varian Medical Systems, Inc. Retirement Plan -
Profit Sharing Element
Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------

4.     Reconciliation of Financial Statements to Form 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                            September 30,
                                                                            2000     1999
       Net assets available for benefits per the financial statements   $ 357,566     $ 320,817
       Amounts allocated to withdrawing participants                         (447)            -
                                                                        ----------    ---------

       Net assets available for benefits per the Form 5500              $ 357,119     $ 320,817
                                                                        ==========    =========

       The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                        Year Ended September 30,
                                                                          2000           1999
       Benefits paid to participants per the financial statements       $  37,773     $  62,786
       Add:  Amounts allocated to withdrawing participants
               at September 30, 2000                                          447             -
                                                                        ----------    ---------

       Benefits paid to participants per the Form 5500                  $  38,220     $  62,786
                                                                        ==========    =========

       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30 but not yet paid as of that date.

Varian Medical Systems, Inc., Retirement Plan - Profit Sharing Element
Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------


5. Investment in the Varian Associates, Inc. Retirement and Profit Sharing Program Trust

       The Profit Sharing Element's investments are in the Master Trust which was established for the investment of assets of the Profit Sharing Element and the Pension Element. Each participating element has a specific interest in the Master Trust. Investment income and administrative expenses relating to the Master Trust are allocated to the individual elements based upon participant balances.

       A summary of the net assets of the Master Trust and significant Master Trust investments at September 30, 2000 and 1999 is as follows:

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                          September 30, 2000 and 1999
                                (in thousands)

                                    ------------------------------------------------------------------
                                                  2000                        1999
------------------------------------------------------------------------------------------------------

                                  Pension  Profit Sharing             Pension  Profit Sharing
                                  Element      Element      Total     Element      Element       Total
-----------------------------------------------------------------------------------------------------
Assets
Master Trust investments:
  Mutual funds                  $ 274,336  $   328,178   $ 602,514  $ 262,695  $   302,055    $ 564,750
  Money market funds               25,220       26,085      51,305     17,433       17,474       34,907
  Participant loans                   184        2,715       2,899         21        1,099        1,120
                                ---------  -----------   ---------  ---------  -----------    ---------
Total Master Trust investments    299,740      356,978     656,718    280,149      320,628      600,777
                                ---------  -----------   ---------  ---------  -----------    ---------
Receivables:
   Company contributions              628            -         628        121            -          121
   Participant contributions            9          626         635         15          213          228
                                ---------  -----------   ---------  ---------  -----------    ---------
Total receivables                     637          626       1,263        136          213          349
                                ---------  -----------   ---------  ---------  -----------    ---------
Total assets                      300,377      357,604     657,981    280,285      320,841      601,126
                                ---------  -----------   ---------  ---------  -----------    ---------

Liabilities
   Accrued expenses                   (32)         (38)        (70)       (21)         (24)         (45)
                                ---------  -----------   ---------  ---------  -----------    ---------
Total liabilities                     (32)         (38)        (70)       (21)         (24)         (45)
                                ---------  -----------   ---------  ---------  -----------    ---------

Net assets available for
 benefits                       $ 300,345  $   357,566   $ 657,911  $ 280,264  $   320,817    $ 601,081
                                ---------  -----------   ---------  ---------  -----------    ---------
Element's participating
 interest                              46%          54%        100%        47%          53%         100%
-------------------------------------------------------------------------------------------------------

Varian Medical Systems, Inc., Retirement Plan - Profit Sharing Element
Notes to Financial Statements (Continued)
----------------------------------------------------------------------------

    Investment income for the Master Trust is as follows (in thousands):

                                     ----------------------------------------------------------------------------
                                     For the Year Ended September 30, 2000  For the Year Ended September 30, 1999
-----------------------------------------------------------------------------------------------------------------
                                     Pension   Profit Sharing             Pension   Profit Sharing
                                     Element       Element     Total      Element       Element     Total
-----------------------------------------------------------------------------------------------------------------
Net appreciation in fair value of
 investments (mutual funds)        $ 40,328    $ 52,375      $  92,703  $ 47,943     $  66,935    $  114,878

Interest                             13,823      18,068         31,891    14,177        18,437        32,614
                                   --------    --------      ---------  --------     ---------    ----------

   Total                           $ 54,151    $ 70,443      $ 124,594  $ 62,120     $  85,372    $  147,492
                                   --------    --------      ---------  --------     ---------    ----------

    Master Trust investments in excess of 5% of net assets were as follows (in thousands):


                                                       September 30,
                                                     2000         1999

    Fidelity Growth Company Fund                $  220,568   $  127,041
    Fidelity Growth and Income Portfolio           110,522      130,267
    Fidelity Balanced Fund                          44,051       48,137
    Fidelity Retirement Money Market Portfolio      51,305       34,907
    Spartan U.S. Equity Index Portfolio            111,705      125,098
    Interest Income Fund                           107,350      128,759

Varian Medical Systems, Inc. Retirement Plan -
Profit Sharing Element
Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------

6.     Related Party Transactions

       Certain Master Trust investments are shares of mutual funds managed by an affiliate of Fidelity, and therefore these transactions qualify as party-in-interest. Any purchases and sales of these funds are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA. Administrative fees paid by the Plan to Fidelity for the years ended September 30, 2000 and 1999 were $157,000 and $234,000, respectively.


7.     Subsequent Event

       On October 2, 2000, the Plan was amended to allow participants to invest in common stock of the Company as an investment option.

                             Supplemental Schedule

    Schedule of Assets Held for Investments - Attachment to 1999 Form 5500
               For Plan Year beginning 10/01/1999 to 09/30/2000

Plan Name: Varian Assoc., Inc Retirement and Profit Sharing Program Trust Plan No. 003

Plan Sponsor:  Varian Medical Systems, Inc.
Employer Identification Number:  942359345

-------------------------------------------------------------------------------------------------------------------------------
                                                                    (c) Description of investment including maturity date, rate
 (a)     (b) Identity of issue, borrower, lessor or similar party       of interest, collateral, par, or maturity value
-------------------------------------------------------------------------------------------------------------------------------
  *    Interest Income Fund                                         Mutual Fund
-------------------------------------------------------------------------------------------------------------------------------
  *    Fidelity Puritan                                             Mutual Fund
-------------------------------------------------------------------------------------------------------------------------------
  *    Fidelity Growth Co.                                          Mutual Fund
-------------------------------------------------------------------------------------------------------------------------------
  *    Fidelity Growth & Income                                     Mutual Fund
-------------------------------------------------------------------------------------------------------------------------------
  *    Fidelity Balanced                                            Mutual Fund
-------------------------------------------------------------------------------------------------------------------------------
  *    Fidelity Worldwide                                           Mutual Fund
-------------------------------------------------------------------------------------------------------------------------------
  *    Fidelity Retirement MMkt                                     Mutual Fund
-------------------------------------------------------------------------------------------------------------------------------
  *    Spartan US Eq Index                                          Mutual Fund
-------------------------------------------------------------------------------------------------------------------------------
  *    Participant Loans                                            Maturity dates of up to 5 years; interest rates range from
                                                                    8.75% to 10.5%; collateralized by participants' account
                                                                    balances.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------
 (a)      (d) Cost**          (e) Current Value
------------------------------------------------
  *                                 $107,349,824
------------------------------------------------
  *                                 $  2,968,051
------------------------------------------------
  *                                 $220,568,004
------------------------------------------------
  *                                 $110,522,289
------------------------------------------------
  *                                 $ 44,050,621
------------------------------------------------
  *                                 $  5,350,249
------------------------------------------------
  *                                 $ 51,304,766
------------------------------------------------
  *                                 $111,705,196
------------------------------------------------


  *                                 $  2,899,000
------------------------------------------------

------------------------------------------------
                                    $656,718,000
------------------------------------------------

*  =  Party-in-interest
** = All investments are participant-directed; therefore, disclosure of cost is not required.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

                             VARIAN MEDICAL SYSTEMS INC.
                             RETIREMENT PLAN



                             By:  Varian Medical Systems, Inc.




                             By: /s/ Joseph B. Phair
                                 -----------------------------------------------
                                 Joseph B. Phair
                                 Vice President, Administration, General Counsel and Secretary


Date:  June 20, 2001

                                 EXHIBIT INDEX

Number                   Description
------                   -----------

 23.1                    Consent of Independent Accountants.

 23.2                    Consent of Independent Accountants.